600, 530-8th Avenue S.W., Calgary, AB T2P 3S8 Tel.: (403) 267-6800 Fax: (403) 267-6529

AMENDED

October 13, 2006

Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Ontario Securities Commission
L'Autorité des marchés financiers
Nova Scotia Securities Commission
Office of the Administrator, New Brunswick
Registrar of Securities, Prince Edward Island
Securities Commission of Newfoundland
Securities Registry, Government of the Northwest Territories
Nunavut Legal Registry
Registrar of Securities, Government of the Yukon Territory
TSX

Dear Sirs:

Subject: Points International Ltd.

We advise the following with respect to the upcoming Meeting of Shareholders for the subject Corporation:

1.	Meeting Type	:	Special Meeting
2.	Security Description of Voting Issue	:	Common
3.	CUSIP Number	:	730 843 109
4.	ISIN Number:	:	CA 730 843 1096
5.	Record Date	:	November 6, 2006
6.	Meeting Date	:	December 8, 2006
7.	Meeting Location	:	Toronto, ON

Yours truly,

COMPUTERSHARE INVESTOR SERVICES
Agent for Points International Ltd.

Direct Dial No: 1-866-331-6361
Email: clientservicesmeetings@computershare.com

cc: Points International Ltd.
Attention: Gail Flint